Filed Pursuant to Rule 433

Registration Statement Nos. 333-183052,

333-183052-01 and 333-183052-02

NextEra Energy, Inc. Media Line: (561) 691-4442 July 29, 2013 FOR IMMEDIATE RELEASE

NextEra Energy Capital Holdings announces dates for remarketing of its Series D Debentures due September 1, 2015

JUNO BEACH, Fla. - NextEra Energy Capital Holdings, Inc. today announced that it will conduct a remarketing of its Series D Debentures due September 1, 2015 (the “Debentures”) (CUSIP No. 302570BK1), which are currently outstanding in the aggregate principal amount of $402.5 million, on August 6, 2013 (and, if necessary, on the following two business days). The Debentures were originally issued as part of NextEra Energy, Inc.’s Corporate Units (CUSIP No. 65339F507) on September 21, 2010 (the “Corporate Units”) in conjunction with a Purchase Contract Agreement, dated as of September 1, 2010 (the “Purchase Contract Agreement”). The Debentures are guaranteed by NextEra Energy Capital Holdings’ parent company, NextEra Energy, Inc.

If the remarketing is successful, the interest rate on the Debentures will be reset to a rate that will enable the Debentures to be remarketed at a price equal to or greater than the sum of the Remarketing Treasury Portfolio Purchase Price, the Separate Debentures Purchase Price and the Remarketing Fee (as those terms are defined in the Purchase Contract Agreement). The reset interest rate and the subsequent interest payment dates will be established on the date of the successful remarketing and become effective on the third business day following the date of such successful remarketing. The Remarketing Fee will not exceed 0.25% of the sum of the Remarketing Treasury Portfolio Purchase Price plus the Separate Debentures Purchase Price.

Upon a successful remarketing, the proceeds of the remarketing of the Debentures that were components of the Corporate Units will be used to purchase a portfolio of U.S. Treasury securities (or principal or interest strips thereof), which will be substituted for the Debentures and pledged to secure the obligation of the holders of the Corporate Units to purchase NextEra Energy common stock on September 1, 2013, pursuant to the Purchase Contract Agreement.  The proceeds from the remarketing of any Debentures that are not a component of Corporate Units and whose holders elect to include some or all of those Debentures in the remarketing will be paid to such holders.

Credit Suisse Securities (USA) LLC is the remarketing agent.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities to which this communication relates in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before a prospective purchaser invests in the Debentures, such person should read the prospectus in that registration statement and the related prospectus supplement to be filed with the SEC and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering to which this communication relates. A prospective purchaser may get these documents when available for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the remarketing agent will arrange to send a prospective purchaser the prospectus and the related prospectus supplement if such person requests it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 842-7860.

NextEra Energy, Inc.
NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company with revenues of approximately $14.3 billion, more than 42,000 megawatts of generating capacity, and nearly 15,000 employees in 26 states and Canada as of year-end 2012. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.6 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which together with affiliated entities is the largest generator in North America of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

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